Exhibit 12.1

THE ALLSTATE CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

		For the nine months ended September 30,				For the year ended December 31,
($ in millions)		2016		2015		2015		2014		2013		2012		2011

1.	Income from operations before income taxes	$1,496		$2,562		$3,282		$4,236		$3,396		$3,306		$959

	Fixed charges:

2.	Interest on indebtedness	$218		$219		$292		$322		$367		$373		$367

3.	Interest factor of annual rental expense	11		14		19		18		19		15		24

4.	Interest credited to contractholder funds	558		578		761		919		1,278		1,316		1,645

5.	Total fixed charges (2+3+4)	$787		$811		$1,072		$1,259		$1,664		$1,704		$2,036

6.	Preferred stock dividends	87		87		116		104		17		—		—

7.	Total fixed charges and preferred stock dividends (5+6)	$874		$898		$1,188		$1,363		$1,681		$1,704		$2,036

8.	Income from operations before income taxes and fixed charges (1+5)	$2,283		$3,373		$4,354		$5,495		$5,060		$5,010		$2,995

9.	Ratio of earnings to fixed charges (8/5)	2.9	X	4.2	X	4.1	X	4.4	X	3.0	X	2.9	X	1.5	X

10.	Income from operations before income taxes and fixed charges and preferred stock dividends (1+7)	$2,370		$3,460		$4,470		$5,599		$5,077		$5,010		$2,995

11.	Ratio of earnings to fixed charges and preferred stock dividends (10/7)	2.7	X	3.9	X	3.8	X	4.1	X	3.0	X	2.9	X	1.5	X